PE
12-31-01

Sovran Self Storage, Inc.


Uncle Bob's
self storage

move

In the past few years, Sovran Self Storage has earned a well deserved reputation for innovation. Flex-a-Space, Dri-guard, and the Corporate Alliance program - all unique to the self storage industry - were designed to enhance customer convenience and value.

This year, Sovran has implemented a centralized Customer Care Center and an Internet sales presence to make it even easier to rent space at any Uncle Bob's nationwide. And for the first time, the Company rolled out a fleet of its own rental trucks.

That's why we say **we're on the move**.



Uncle Bob's self storage
Uncle Bob's self storage
Uncle Bob's self storage


Uncle Bob's
self storage

the company

Sovran Self Storage, Inc. is a fully integrated, self-administered and self-managed real estate investment trust (REIT) that acquires, manages and constructs self-storage properties. At December 31, 2001, the Company owned and/or operated 241 storage facilities encompassing 13.7 million square feet, making it one of the five largest self-storage companies in the United States.

Sovran operates its stores under the name Uncle Bob's Self Storage, and serves over 100,000 customers in 21 states. Founded in 1982, the Company is headquartered in Buffalo, NY, and employs approximately 700 people.

SSS LISTED NYSE

Sovran's common stock trades on the New York Stock Exchange under the symbol SSS.

Sovran Self Storage, Inc. 6467 Main Street · Buffalo, New York 14221 · (716) 633-1850

our

share holders

Ladies and Gentlemen,

In the self-storage industry, nothing has a sweeter sound than 'We're on the Move.' Household mobility is one of the most important generators of self-storage demand. With a reputation for innovation, Sovran Self Storage, Inc. was also 'on the move' in 2001 introducing several ground-breaking initiatives.

To combat consumer perception of a sameness in products and services among self-storage companies, we continued to distinguish ourselves with a unique storage solution called Dri-guard™. This exclusive humidity control system provides a safe environment for delicate valuables made of wood, metal, fabric, electronics, paper and more. Dri-guard™ offers our managers a system unavailable at any of our competition, and our customers have responded positively to this new product.

Results from our new Customer Care Center have been very rewarding. All stores were connected on a call forwarding basis in time for last year's peak rental season. According to our plan, every call for every store will be fielded by one of our trained representatives by mid 2002. We expect our Customer Care Center to become integral to the way we market our properties, gather customer information, and offer storage solutions.

With Flex-a-Space fully implemented company-wide, this adjustable storage system's promise, "Only Pay for the Space You Need," is proving to be an effective marketing strategy. During 2001, we coupled Flex-a-Space with a proprietary "position pricing" formula. Simply stated, it strives to sell the right space ... to the right customer ... at the right price ... and at the right time. We expect both programs to reduce the amount of customer discounts and, at the same time, increase physical occupancy.

Listening to your customers can be rewarding. Company surveys show that nearly half of our customers use a truck to assist with their move-in. In response, we rolled out a fleet of Uncle Bob's Rental Trucks. In addition to providing our customers with convenient, affordable truck rentals, we enhance our brand identity as the trucks serve as rolling billboards.

In 2001, we were delighted to report a 68% overall return including dividends, plus we increased our dividend for the 6th consecutive year. Though many REITs enjoyed positive returns last year, we credit our initiatives with some of this gain. Additionally, our conservative financial structure enabled us to internally fund these initiatives, while providing us the flexibility to seize new opportunities in 2002 and stay 'on the move.'

Sincerely yours,

Robert J. Attea
Chairman and Chief Executive Officer

Kenneth F. Myszka
President and Chief Operating Officer

moving in better air

Dri-guard Humidity Controlled Storage

Uncle Bob's Dri-guard™ is an innovative use of the humidity control systems designed for the United States Armed Forces. Dri-guard™ is exclusive to Uncle Bob's, and at the end of 2001, 27 stores were equipped with this pioneering technology.

Stores featuring Dri-guard™ provide maximum protection for delicate valuables by preventing mold, mildew, and corrosion. Dri-guard™ can be easily installed into rental spaces that are vehicle-accessible - a convenience most competitors' climate controlled facilities lack, offering Uncle Bob's a distinct point of sale advantage.

DRI GUARD



moving trucks

Uncle Bob's Rental Trucks

Company surveys show that almost 50% of Uncle Bob's customers rent, borrow or otherwise use a truck to assist with their initial move-in. By providing customers with convenient, affordable access to trucks on demand, Uncle Bob's gains another competitive advantage, as well as countless satisfied customers.

Uncle Bob's trucks are brand new, and are designed with the amateur mover in mind, featuring driver friendly enhancements, mover's blankets, ramps and appliance dollies. Best of all, the trucks serve as rolling billboards, advertising Uncle Bob's all over town, all day long!


Uncle Bob's
self storage
FREE
Truck Rental
888 810-FLEX

locations



Properties Owned and/or Managed

As of December 31, 2001

Alabama	8
Arizona	9
Connecticut	3
Florida	48
Georgia	21
Louisiana	7
Maine	2
Maryland	4
Massachusetts	11
Michigan	7
Mississippi	4
New Hampshire	1
New York	11
North Carolina	15
Ohio	18
Pennsylvania	7
Rhode Island	4
South Carolina	9
Tennessee	3
Texas	31
Virginia	18
Total	**241**


205
222
230
241
1998
1999
2000
2001

sovran's financial strength

Sovran has increased its dividend to shareholders every year since it became a public company in 1995. It has added substantially to its property portfolio, and has invested heavily in revenue enhancing improvements to its stores. Throughout this growth process, great care has been taken to maintain a conservative and flexible capital structure. At December 31, 2001, the Company had a debt to total market capitalization ratio of just 35%. In 2001, its debt coverage and fixed charge ratios were a very strong 3.7x and 3.1x, respectively, and the Company's unsecured debt is rated investment grade.

Operationally, stability has been achieved through diversity. With 241 stores in 21 states and 56 different markets, the Company serves over 100,000 customers, none of which makes up more than 1/10 of 1% of the Company's revenues. Further, the Company's size and its focus on a single property type have provided significant economies of scale, strengthening its margins and enabling it to innovate efficiently.

* Debt Service Coverage is defined as Operating Income divided by the sum of debt payments and the amortization of financing fees.

* Fixed Charge Coverage is defined as Operating Income divided by the sum of debt payments, amortization of financing fees, and the preferred stock dividend.

* Operating Income is defined as revenues, less gain on sale of real estate, property operations and maintenance, real estate taxes, and general and administrative expenses.



Total Market Capitalization
at December 31, 2001
Term Notes 15%
Line of Credit 19%
Preferred Stock 4%
OP Units 3%
JV Equity 2%
Common Stock 57%



History of Dividend Growth
$2.35
$2.30
$2.25
$2.20
$2.15
$2.10
$2.05
$2.00
$1.95
$1.90
1996
1997
1998
1999
2000
2001



Coverage Ratios*
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999
2000
2001
Debt Service Coverage
Fixed Charge Coverage

moving to meet the **customer's needs**

Internet and Telephone Sales in our Customer Care Center

During 2001, the Company took the next step in the process of building a centralized, national call center. All 241 Uncle Bob's stores are linked to corporate headquarters, where demographic, marketing and customer data is gathered, assimilated and used by our staff to help our customers with their storage needs.

By mid-2002, all sales queries will be handled by trained operators at the headquarters in Buffalo, NY. Uncle Bob's customers will enjoy extended hours of service, and will be given convenient, one-stop service to any of the Company's stores nationwide.



selected financial data

(dollars in thousands, except per share data)	2001	2000	1999	1998	1997
	At or For Year Ended December 31,				
Operating Data					
Total revenues	**$ 91,407**	$ 92,510	$ 84,256	$ 69,360	$ 49,354
Income before extraordinary item	**24,189**	25,918	25,585	23,897	23,119
Net income	**24,189**	25,707	25,585	23,540	23,119
Income per common share before extraordinary item – basic	**1.74**	1.91	1.96	1.94	1.97
Net income per common share - basic	**1.74**	1.89	1.96	1.91	1.97
Net income per common share - diluted	**1.72**	1.89	1.96	1.91	1.96
Dividends declared per common share	**2.34**	2.30	2.26	2.20	2.12
Balance Sheet Data					
Investment in storage facilities at cost	**$611,289**	$562,721	$556,473	$502,502	$333,036
Total assets	**567,838**	547,139	529,719	490,124	327,073
Total debt	**241,190**	231,223	203,253	190,059	39,559
Total liabilities	**255,999**	246,309	218,281	203,439	50,319
Series B preferred stock	**28,585**	28,585	28,585	-	-
Other Data					
Net cash provided by operating activities	**$ 40,922**	$ 39,428	$ 41,001	$ 35,151	$ 31,159
Net cash used in investing activities	**(17,751)**	(25,274)	(51,335)	(154,367)	(98,765)
Net cash (used in) provided by financing activities	**(22,709)**	(13,765)	8,382	119,633	53,486
Funds from operations available to common shareholders (a)	**36,829**	33,874	35,299	33,932	29,487

Richard Sinnot

Development and Construction

Dri-guard



(a) Funds from operations ("FFO") means income (loss) before minority interest and extraordinary item (computed in accordance with GAAP) adjusted as follows: (i) less gain on sale of property, (ii) plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs, (iii) plus significant non-recurring events (lawsuit settlement in 2001 and unsuccessful debt offering costs in 1998), and (iv) less FFO attributable to minority interest. FFO is a supplemental performance measure for REITs as defined by the National Association of Real Estate Investment Trusts, Inc. FFO is presented because analysts consider FFO to be one measure of the performance of the Company. FFO does not take into consideration scheduled principal payments on debt, capital improvements and other obligations of the Company. Accordingly, FFO is not a substitute for the Company's cash flow or net income as a measure of the Company's liquidity or operating performance or ability to pay dividends.

consolidated balance sheets

(dollars in thousands, except share data)	December 31, 2001	2000
Assets		
Investment in storage facilities:		
Land	$ 117,069	$ 110,874
Building and equipment	494,220	451,847
	611,289	562,721
Less: accumulated depreciation	(59,091)	(45,253)
Investment in storage facilities, net	552,198	517,468
Cash and cash equivalents	1,883	1,421
Accounts receivable	1,064	1,141
Receivable from related parties	122	2,007
Notes receivable from joint ventures	679	15,772
Investment in joint ventures	3,659	4,033
Prepaid expenses	2,505	2,030
Other assets	5,728	3,267
Total Assets	$ 567,838	$ 547,139
Liabilities		
Line of credit	$ 134,000	$ 124,000
Term note	105,000	105,000
Accounts payable and accrued liabilities	4,359	4,888
Deferred revenue	3,157	3,221
Accrued dividends	7,293	6,977
Mortgage payable	2,190	2,223
Total Liabilities	255,999	246,309
Minority interest	34,675	23,432
Shareholders' Equity		
Series A Junior Participating Cumulative Preferred Stock, $.01 par value, 250,000 shares authorized and no shares issued and outstanding	-	-
9.85% Series B Cumulative Preferred Stock, $.01 par value, 1,700,000 shares authorized 1,200,000 shares issued and outstanding, $30,000 liquidation value	28,585	28,585
Common stock $.01 par value, 100,000,000 shares authorized, 12,354,961 shares outstanding (12,028,687 at December 31, 2000)	132	128
Additional paid-in capital	293,835	283,745
Unearned restricted stock	(1,978)	(550)
Dividends in excess of net income	(25,746)	(18,282)
Accumulated other comprehensive income	373	-
Treasury stock at cost, 839,453 shares (772,700 shares at December 31, 2000)	(18,037)	(16,228)
Total Shareholders' Equity	277,164	277,398
Total Liabilities and Shareholders' Equity	$ 567,838	$ 547,139

* See notes to financial statements.

Beth Hoeltke

Customer Care Representative



Uncle Bob's
self storage
Uncle Bob's
self storage
Uncle Bob's
self storage

consolidated statements of operations

(dollars in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Revenues			
Rental income	$ 89,116	$ 88,208	$ 82,387
Interest and other income	2,291	2,141	1,217
Gain on sale of real estate	-	2,161	652
Total revenues	91,407	92,510	84,256
Expenses			
Property operations and maintenance	20,517	19,329	17,035
Real estate taxes	7,981	7,718	7,238
General and administrative	8,026	5,786	5,571
Interest	13,940	17,497	13,927
Depreciation and amortization	15,035	14,273	13,138
Equity in losses of joint ventures	102	177	-
Total expenses	65,601	64,780	56,909
Income before minority interest and extraordinary item	25,806	27,730	27,347
Minority interest	(1,617)	(1,812)	(1,762)
Income before extraordinary item	24,189	25,918	25,585
Extraordinary loss on extinguishment of debt	-	(211)	-
Net Income	24,189	25,707	25,585
Series B preferred stock dividend	(2,955)	(2,955)	(1,239)
Net income available to common shareholders	$ 21,234	$ 22,752	$ 24,346
Per Common Share:			
Earnings per common share before extraordinary item - basic	$ 1.74	$ 1.91	$ 1.96
Extraordinary loss	-	(0.02)	-
Earnings per common share - basic	$ 1.74	$ 1.89	$ 1.96
Earnings per common share - diluted	$ 1.72	$ 1.89	$ 1.96
Dividends declared per common share	$ 2.34	$ 2.30	$ 2.26

*See notes to financial statements.

Heather Lauria

Account Representative


Uncle Bob's
self storage
Uncle Bob's
self storage

consolidated statements of shareholders' equity

(dollars in thousands, except share data)	9.85% Series B Preferred Stock Shares	9.85% Series B Preferred Stock	Common Stock Shares	Common Stock	Additional Paid-in Capital	Unearned Restricted Stock	Dividends in Excess of Net Income	Accumulated Other Comprehensive Income	Treasury Stock	Total Equity
Balance January 1, 1999	-	$ -	12,312,756	$ 124	$ 274,638	$ (418)	$ (9,689)	$ -	$ (1,990)	$262,665
Net proceeds from issuance of stock through Dividend Reinvestment and Stock Purchase Plan	-	-	279,157	3	6,432	-	-	-	-	6,435
Issuance of 9.85% Series B *Cumulative Preferred Stock*	1,200,000	28,585	-	-	-	-	-	-	-	28,585
Exercise of stock options	-	-	6,750	-	169	-	-	-	-	169
Issuance of restricted stock	-	-	1,000	-	23	(23)	-	-	-	-
Earned portion of restricted stock	-	-	-	-	-	102	-	-	-	102
Deferred compensation outside directors	-	-	-	-	22	-	-	-	-	22
Purchase of treasury shares	-	-	(300,500)	-	-	-	-	-	(6,454)	(6,454)
Net income	-	-	-	-	-	-	25,585	-	-	25,585
Dividends	-	-	-	-	-	-	(29,253)	-	-	(29,253)
Balance December 31, 1999	1,200,000	28,585	12,299,163	127	281,284	(339)	(13,357)	-	(8,444)	287,856
Net proceeds from issuance of stock through Dividend Reinvestment and Stock Purchase Plan	-	-	108,949	1	2,063	-	-	-	-	2,064
Issuance of restricted stock	-	-	17,075	-	348	(348)	-	-	-	-
Earned portion of restricted stock	-	-	-	-	-	137	-	-	-	137
Deferred compensation outside directors	-	-	-	-	50	-	-	-	-	50
Purchase of treasury shares	-	-	(396,500)	-	-	-	-	-	(7,784)	(7,784)
Net income	-	-	-	-	-	-	25,707	-	-	25,707
Dividends	-	-	-	-	-	-	(30,632)	-	-	(30,632)
Balance December 31, 2000	1,200,000	28,585	12,028,687	128	283,745	(550)	(18,282)	-	(16,228)	277,398
Net proceeds from issuance of stock through Dividend Reinvestment and Stock Purchase Plan	-	-	221,303	2	5,207	-	-	-	-	5,209
Exercise of stock options	-	-	52,500	1	1,095	-	-	-	-	1,096
Issuance of restricted stock	-	-	78,365	1	1,851	(1,852)	-	-	-	-
Earned portion of restricted stock	-	-	-	-	-	424	-	-	-	424
Deferred compensation outside directors	-	-	-	-	69	-	-	-	-	69
Purchase of treasury shares	-	-	(66,753)	-	-	-	-	-	(1,809)	(1,809)
Shares issued from conversion of partnership units	-	-	40,859	-	1,091	-	-	-	-	1,091
Carrying value in excess of redemption value on redeemed partnership units	-	-	-	-	777	-	-	-	-	777
Net income	-	-	-	-	-	-	24,189	-	-	24,189
Increase in fair value of derivatives	-	-	-	-	-	-	-	373	-	373
Total comprehensive income	-	-	-	-	-	-	-	-	-	24,562
Dividends	-	-	-	-	-	-	(31,653)	-	-	(31,653)
Balance December 31, 2001	1,200,000	$ 28,585	12,354,961	$ 132	$ 293,835	$ (1,978)	$ (25,746)	$ 373	$ (18,037)	$277,164

consolidated statements of cashflows

(dollars in thousands)	Year Ended December 31, 2001	2000	1999
Operating Activities			
Net income	$ 24,189	$ 25,707	$ 25,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary loss	-	211	-
Depreciation and amortization	15,035	14,273	13,138
Gain on sale of real estate	-	(2,161)	(652)
Equity in losses of joint ventures	102	177	-
Minority interest	1,617	1,812	1,762
Restricted stock earned	424	137	102
Changes in assets and liabilities:			
Accounts receivable	91	20	(73)
Fees receivable from joint ventures	711	(711)	-
Prepaid expenses	(472)	(70)	73
Accounts payable and other liabilities	(626)	203	988
Deferred revenue	(149)	(170)	78
Net cash provided by operating activities	40,922	39,428	41,001
Investing Activities			
Additions to storage facilities	(31,483)	(23,390)	(53,090)
Proceeds from sale of real estate	-	-	2,302
Cash distribution from (investment in) joint ventures	272	(514)	(212)
Reimbursement of advances made to joint ventures	14,382	-	-
Receipts from (advances to) related parties	1,885	(1,370)	(287)
Other assets	(2,807)	-	(48)
Net cash used in investing activities	(17,751)	(25,274)	(51,335)
Financing Activities			
Net proceeds from sale of common stock	6,374	2,064	6,604
Net proceeds from sale of preferred stock	-	-	28,585
Proceeds from line of credit	10,000	1,000	11,000
Proceeds from term note	-	30,000	-
Financing costs	(398)	(3,388)	-
Dividends paid - common stock	(28,382)	(27,710)	(27,899)
Dividends paid - preferred stock	(2,955)	(2,955)	(1,239)
Minority interest distributions	(1,728)	(1,962)	(1,936)
Purchase of treasury stock	(1,809)	(7,784)	(6,454)
Redemption of operating partnership units	(3,778)	-	(261)
Mortgage principal payments	(33)	(3,030)	(18)
Net cash (used in) provided by financing activities	(22,709)	(13,765)	8,382
Net increase (decrease) in cash	462	389	(1,952)
Cash at beginning of period	1,421	1,032	2,984
Cash at end of period	$ 1,883	$ 1,421	$ 1,032

Amber Beck

Account Representative



(dollars in thousands)	Year Ended December 31, 2001	2000	1999
Supplemental cash flow information			
Cash paid for interest	$ 14,416	$ 16,948	$ 13,966
Storage facilities acquired through issuance of an ownership interest in the consolidated joint venture	17,000	-	-
Note receivable from sale of storage facilities to joint venture	-	15,000	-
Investment in joint venture received as part of sale of storage facilities	-	2,834	-
Storage facilities acquired through assumption of mortgage	-	-	2,212
Fair value of net liabilities assumed on the acquisition of storage facilities	165	83	463

Dividends declared but unpaid at December 31, 2001, 2000 and 1999 were $7,293, $6,977, and $7,010, respectively.

*See notes to financial statements.

Chris Runckel

Director of Sales


Uncle Bob's
self storage
Uncle Bob's
self storage

1. ORGANIZATION

Sovran Self Storage, Inc. (the "Company"), a self-administered and self-managed real estate investment trust (a "REIT"), was formed on April 19, 1995 to own and operate self-storage facilities throughout the United States. On June 26, 1995, the Company commenced operations effective with the completion of its initial public offering of 5,890,000 shares. At December 31, 2001, the Company owned and/or managed 241 self-storage properties under the "Uncle Bob's Self Storage"® trade name in 21 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: All of the Company's assets are owned by, and all its operations are conducted through, Sovran Acquisition Limited Partnership (the "Operating Partnership"). Sovran Holdings, Inc., a wholly-owned subsidiary of the Company (the "Subsidiary"), is the sole general partner; and the Company is a limited partner of the Operating Partnership, and thereby controls the operations of the Operating Partnership holding a 94.92% ownership interest therein as of December 31, 2001. The remaining ownership interests in the Operating Partnership (the "Units") are held by certain former owners of assets acquired by the Operating Partnership subsequent to its formation.

Bob Myszka
Executive Vice President



The consolidated financial statements of the Company include the accounts of the Company, the Operating Partnership, and Locke Sovran II, LLC, a majority owned joint venture. All intercompany transactions and balances have been eliminated. Investments in joint ventures which are not majority owned are reported using the equity method.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Revenue and Expense Recognition: Rental income is recorded when earned. Rental income received prior to the start of the rental period is included in deferred revenue. Advertising costs are expensed as incurred and for the years ended December 31, 2001, 2000, and 1999 were $0.4 million, $1.4 million and $0.4 million, respectively.

Interest and Other Income: Consists primarily of interest income, sales of storage-related merchandise (locks and packing supplies), management fees, and commissions from truck rentals.

Investment in Storage Facilities: Storage facilities are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of forty years for buildings and improvements, and five to twenty years for furniture, fixtures and equipment. Expenditures for significant renovations or improvements which extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Whenever events or changes in circumstances indicate that the basis of the Company's property may not be recoverable, the Company's policy is to assess any impairment of value. Impairment is evaluated based upon comparing the sum of the expected undiscounted future cash flows to the carrying value of the property; on a property by property basis. If the sum of the undiscounted cash flow is less than the carrying amount, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2001 and 2000, no assets had been determined to be impaired under this policy, and, accordingly, this policy had no impact on the Company's financial position or results of operations.

Other Assets: Included in other assets are intangible assets and a note receivable of $2.8 million. The intangible assets at December 31, 2001, consist primarily of loan acquisition costs of approximately $3.6 million, net of accumulated amortization of approximately $1.1 million; and covenants not to compete of $0.8 million, net of accumulated amortization of $0.8 million. Loan acquisition costs are amortized over the terms of the related debt; and the covenants are amortized over the contract periods. Amortization expense was $1.1 million, $0.9 million and $0.9 million for the periods ended December 31, 2001, 2000 and 1999, respectively. The note receivable of $2.8 million represents a note from certain investors of Locke Sovran II, LLC. The note bears interest at LIBOR plus 2.4% and matures upon the dissolution of Locke Sovran II, LLC.

Minority Interest: The minority interest reflects the outside ownership interest of the limited partners of the Operating Partnership and the joint venture partner's interest in Locke Sovran II, LLC. Amounts allocated to these interests are reflected as an expense in the income statement and increase the minority interest in the balance sheet. Distributions to these partners reduce this balance. At December 31, 2001, Operating Partnership minority interest ownership was 660,814 Units, or 5.08%.

Dave Paolini
Vice President
Information Technology


self
storage
self
storage
self
storage

Income Taxes: The Company qualifies as a REIT under the Internal Revenue Code of 1986, as amended, and will generally not be subject to corporate income taxes to the extent it distributes at least 90% of its taxable income to its shareholders and complies with certain other requirements. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Comprehensive Income: Comprehensive income consists of net income and the change in value of derivatives used for hedging purposes and is reported in the consolidated statements of shareholders' equity.

Derivative Financial Instruments: On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which requires companies to carry all derivatives on the balance sheet at fair value. The Company determines the fair value of derivatives by reference to quoted market prices. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The Company's use of derivative instruments is limited to cash flow hedges, as defined in SFAS No. 133, of certain interest rate risks.

Recent Accounting Pronouncement: In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and those to be disposed of by sale. The Company must adopt this standard in 2002. The Company does not expect the adoption of this standard to have a material effect on its results of operations and financial condition.

Reclassification: Certain amounts from the 2000 financial statements have been reclassified to conform with the current year presentation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. EARNINGS PER SHARE

The Company reports earnings per share data in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." In computing earnings per share, the Company excludes preferred stock dividends from net income to arrive at net income available to common shareholders. The following table sets forth the computation of basic and diluted earnings per common share.

Jeff O'Donnell
Network Specialist


Uncle Bob's
self storage

	Year End December 31,		
(Amounts in thousands, except per share data)	2001	2000	1999
Numerator			
Net income available to common shareholders	$ 21,234	$ 22,752	$ 24,346
Denominator			
Denominator for basic earnings per share - weighted average shares	12,215	12,067	12,409
Effect of Dilutive Securities			
Stock options	101	1	3
Denominator for diluted earnings per share - adjusted weighted - average shares and assumed conversion	12,316	12,068	12,412
Basic Earnings per common share	$ 1.74	$ 1.89	$ 1.96
Diluted Earnings per common share	$ 1.72	$ 1.89	$ 1.96

4. INVESTMENT IN STORAGE FACILITIES

The following summarizes activity in storage facilities during the years ended December 31, 2001 and December 31, 2000.

(Dollars in thousands)	2001	2000
Cost		
Beginning balance	$562,721	$556,473
Property acquisitions	30,269	11,239
Improvements and equipment additions	18,527	12,228
Dispositions	(228)	(17,219)
Ending balance	$611,289	$562,721
Accumulated Depreciation		
Beginning balance	$ 45,253	$ 33,453
Additions during the year	13,918	13,352
Dispositions	(80)	(1,552)
Ending balance	$ 59,091	$ 45,253



Chris Aguglia
Executive Assistant

5. UNSECURED LINE OF CREDIT AND TERM NOTE

The Company has a $150 million revolving line of credit due November 2003 at LIBOR plus 1.375%, a $75 million term loan due November 2003 (extendable, at the Company's option to November 2005) at LIBOR plus 1.75%, and a $30 million term loan due November 2002 at LIBOR plus 1.375%. The weighted average interest rate at December 31, 2001 on the Company's credit facility before the effect of interest rate swaps was approximately 3.5% (8.2% at December 31, 2000). At December 31, 2001, there was $16 million available on the line of credit.

The Company recorded an extraordinary loss on the extinguishment of debt of $211,000 in 2000, representing the unamortized financing costs of credit facilities that were refinanced during 2000.

The net carrying amount of the Company's debt instruments approximates fair value.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Interest rate swaps are used to adjust the proportion of total debt that is subject to variable and fixed interest rates. The interest rate swaps require the Company to pay an amount equal to a specific fixed rate of interest times a notional principal amount and to receive in return an amount equal to a variable rate of interest times the same notional amount. The notional amounts are not changed. No other cash payments are made unless the contract is terminated prior to its maturity, in which case the contract would likely be settled for an amount equal to its net present value. The Company enters interest rate swaps with a number of major financial institutions to minimize counterparty credit risk.

The interest rate swaps qualify and are designated as hedges of the amount of future cash flows related to interest payments on variable rate debt. Therefore, the interest rate swaps are recorded in the consolidated balance sheet at fair value and the related gains or losses are deferred in shareholders' equity as Accumulated Other Comprehensive Income (AOCI). These deferred gains and losses are amortized into interest expense during the period or periods in which the related interest payments affect earnings. However, to the extent that the interest rate swaps are not perfectly effective in offsetting the change in value of the interest payments being hedged, the ineffective portion of these contracts is recognized in earnings immediately. Ineffectiveness was immaterial in 2001.

Katie Rogers

Intern


Uncle Bob's
self storage

The Company has entered into three interest rate swap agreements, one in March 2001 for $50 million and two in September 2001 for $50 million and $30 million, to effectively convert a total of $130 million of variable-rate debt to fixed-rate debt. One of the $50 million interest rate swap agreements matures in November 2005, the other matures in October 2006, and the $30 million swap agreement matures in September 2008.

The 2001 interest rate swap agreements are the only derivative instruments, as defined by SFAS No. 133, held by the Company; as such there was no impact upon adoption of SFAS No. 133 at January 1, 2001. During 2001, the net reclassification from AOCI to interest expense was $1.1 million based on payments made under the swap agreements. Based on current interest rates, the Company estimates that payments under the interest rate swaps will be approximately $3.9 million in 2002. Payments made under the interest rate swap agreements will be reclassified to interest expense as settlements occur. The fair value of the swap agreements at December 31, 2001 was a $373,000 asset.

7. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following unaudited pro forma information shows the results of operations as though the acquisitions and dispositions of storage facilities in 2001 and 2000, had all occurred as of the beginning of 2000.

(Dollars in thousands, except share data)	Year ended December 31, 2001	2000
Total revenues	$ 94,690	$ 90,929
Total expenses	(67,683)	(63,387)
Minority interest	(2,473)	(2,611)
Income before extraordinary loss	24,534	24,931
Net Income	$ 24,534	$ 24,720
Net income available to common shareholders	$ 21,579	$ 21,765
Earnings per common share before extraordinary loss - basic	$ 1.75	$ 1.78
Earnings per common share - basic	$ 1.75	$ 1.76
Earnings per common share - diluted	$ 1.73	$ 1.74
Common shares used in basic earnings per share calculation	12,354,961	12,354,961

Such unaudited pro forma information is based upon the historical consolidated statements of operations of the Company and the acquired entities. It should be read in conjunction with the financial statements of the Company and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made. This unaudited pro forma statement does not purport to represent what the actual results of operations of the Company would have been assuming such transactions had been completed as set forth above, nor does it purport to represent the results of operations for future periods.

Kandi Young
Regional Team Leader


Uncle Bob's
self storage

8. STOCK OPTIONS

The Company accounts for stock-based compensation using the measurement prescribed by APB Opinion No. 25 which does not recognize compensation expense because the number of stock options is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method.

The Company established the 1995 Award and Option Plan (the Plan) for the purpose of attracting and retaining the Company's executive officers and other key employees. 1,500,000 shares were authorized for issuance under the Plan. The options vest ratably over four and five years, and must be exercised within ten years from the date of grant. The exercise price for qualified incentive stock options must be at least equal to the fair market value at the date of grant. As of December 31, 2001, options for 829,050 shares were outstanding under the Plan and 394,610 shares of common stock are available for future issuance.

The Company also established the 1995 Outside Directors' Stock Option Plan (the Non-employee Plan) for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors. The Non-employee Plan provides for the annual granting of options to purchase 3,000 shares of common stock to each eligible director. Such options vest over a one-year period for initial awards and immediately upon subsequent grants. The total shares reserved under the Non-employee Plan is 100,000. The exercise price for options granted under the Non-employee Plan is equal to fair market value at date of grant. As of December 31, 2001, options for 73,500 shares were outstanding under the Non-employee Plan.

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0% for 2001, 6.5% for 2000, and 7.0% for 1999; dividend yield of 10.7% for 2001, 11% for 2000, and 10% for 1999; volatility factor of the expected market price of the Company's common stock of .23 for 2001, and .21 for 2000 and 1999. The average fair value of options granted was $.93 in 2001, $.90 in 2000, and $1.76 in 1999.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Kelly Lonergan

Customer Care Representative


Uncle Bob's
self
storage
Uncle Bob's
self
storage

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 2001, 2000 and 1999 follows (in thousands, except for earnings per share information).

	2001	2000	1999
Pro forma net income available to common shareholders	$ 21,046	$ 22,642	$ 24,239
Pro forma earnings per common share - Basic	$ 1.72	$ 1.88	$ 1.95
Pro forma earnings per common share - Diluted	$ 1.71	$ 1.88	$ 1.95

The Company has also issued 113,840 shares of restricted stock to employees which vest over four and five year periods. The fair market value of the restricted stock on the date of grant ranged from $20.38 to $30.36. The Company charges unearned restricted stock, a component of shareholders' equity, for the market value of shares as they are issued. The unearned portion is then amortized and charged to expense over the vesting period.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2001		2000		1999	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year:	639,050	$ 23.67	433,050	$ 25.32	387,600	$ 25.99
Granted	329,500	21.71	212,000	19.19	58,200	27.18
Exercised	(52,500)	20.77	-	-	(6,750)	23.00
Forfeited	(13,500)	20.75	(6,000)	19.06	(6,000)	30.62
Outstanding at end of year	902,550	$ 23.14	639,050	$ 23.67	433,050	$ 25.32
Exercisable at end of year	417,370	$ 24.55	328,743	$ 24.24	305,910	$ 24.27

Exercise prices for options outstanding as of December 31, 2001 ranged from $19.07 to $29.66. The weighted average remaining contractual life of those options is 6.97 years.

9. RETIREMENT PLAN

Employees of the Company qualifying under certain age and service requirements are eligible to be a participant in a 401(k) Plan which was effective September 1, 1997. The Company contributes to the Plan at the rate of 50% of the first 4% of gross wages that the employee contributes. Total expense to the Company was approximately $63,000, $60,000 and $56,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

10. SHAREHOLDER RIGHTS PLAN

In November 1996, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $75, subject to adjustment. The Rights will be exercisable only if a person or group has acquired 10% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 10% or more of such outstanding shares of common stock. If a person or group acquires more than 10% of the then outstanding shares of common stock, each Right will entitle its holder to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase that number of the acquiring Company's common shares having a market value of twice the Right's exercise price. The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the Rights in November 2006 or the time that a person has acquired a 10% position. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the Company's earnings.

11. INVESTMENT IN JOINT VENTURES

Investment in joint ventures includes an ownership interest in Locke Sovran I, LLC, which operates 11 self storage facilities throughout the United States, and an ownership interest in Iskalo Office Holdings, LLC, which owns the building that houses the Company's headquarters and other tenants.

In December 2000, the Company contributed seven self-storage properties to Locke Sovran I, LLC with a fair market value of $19.8 million, in exchange for a $15 million 1 year note receivable bearing interest at LIBOR plus 1.75% that was repaid in 2001, and a 45% interest in Locke Sovran I, LLC. This transaction resulted in a gain on the disposal of the properties of approximately $4.3 million; $1.9 million of this gain was deferred as a result of the Company's continuing ownership interest in Locke Sovran I, LLC, as such the initial investment, including cash funding, was recorded at $3.1 million. The deferred gain is being amortized over the life of the properties, consistent with the depreciation expense recorded by Locke Sovran I, LLC. For the year ended December 31, 2001, the Company's share of Locke Sovran I, LLC's income was $163,000 and the amortization of the deferred gain was $40,000, both of which are recorded as equity in losses of joint ventures on the consolidated statements of income.

The Company also has a 49% ownership interest in Iskalo Office Holdings, LLC at December 31, 2001. The majority of the $800,000 investment relates to interest bearing loans made by the Company to the joint venture. For the year ended December 31, 2001, the Company's share of Iskalo Office Holdings, LLC's loss was $305,000. The Company paid rent to Iskalo Office Holdings, LLC of $255,000 and $164,000 in 2001 and 2000, respectively.
A summary of the unconsolidated joint ventures financial statements as of and for the year ended December 31, 2001 is as follows:

(dollars in thousands)	Locke Sovran I, LLC	Iskalo Office Holdings, LLC
Balance Sheet Data		
Investment in storage facilities, net	$ 40,426	$ -
Investment in office building	-	6,341
Other assets	1,957	160
Total Assets	$ 42,383	$ 6,501
Due to the Company	$ 679	$ 800
Mortgage payable	30,500	6,440
Other liabilities	555	167
Total Liabilities	31,734	7,407
Unaffiliated partners' equity (deficiency)	5,465	(482)
Company equity (deficiency)	5,184	(424)
Total Liabilities and Partners' Equity (Deficiency)	$ 42,383	$ 6,501
Income Statement Data		
Total revenue	$ 5,511	$ 474
Total expenses	5,150	1,097
Net income (loss)	$ 361	$ (623)

12. PREFERRED STOCK

The Company has authorized 10,000,000 shares of preferred stock, of which 250,000 shares have been designated as Series A Junior Participating Cumulative Preferred Stock with a $.01 par value. Upon issuance pursuant to the Shareholder Rights Plan (see note 10), the Series A Junior Preferred Stock will have certain voting, dividend and liquidation preferences over common stock, as described in the Form 8-K filed December 3, 1996.

On July 30, 1999, the Company issued 1,200,000 shares of 9.85% Series B Cumulative Redeemable Preferred Stock. The offering price was $25 per share resulting in net proceeds of $28.8 million after expenses. The Series B Preferred Stock is not redeemable until on, or after July 30, 2004, at which time the Company may redeem the shares at $25.00 per share ($30,000,000 aggregate), plus any accrued and unpaid dividends. The shares may be redeemed only with the proceeds of certain sales of equity securities. Dividends on the Series B Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears on the last day of each March, June, September, and December at a rate of $2.4625 per annum per share.

Holders of the Series B Preferred Stock generally have no voting rights. However, if the Company does not pay dividends on the Series B shares for six or more quarterly periods (whether or not consecutive), the holders of the shares, voting as a class with the holders of any other class or series of stock with similar voting rights, will be entitled to vote for the election of two additional directors to serve on the Board of Directors until all Series B dividends are paid.

Sharon Cefaratti
Project Manager
Development & Construction



13. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended December 31, 2001 and 2000 (dollars in thousands, except per share data).

	2001 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
Revenue	$ 22,242	$ 22,675	$ 23,536	$ 22,954
Net Income	$ 5,361	$ 6,436	$ 7,272	$ 5,120
Net income available to common shareholders	$ 4,622	$ 5,697	$ 6,533	$ 4,382
Net Income Per Common Share (Note 3):				
Basic	$ 0.38	$ 0.47	$ 0.53	$ 0.36
Diluted	$ 0.38	$ 0.46	$ 0.53	$ 0.35

	2000 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
Revenue	$ 21,798	$ 22,289	$ 23,486	$ 24,937
Income before extraordinary loss	$ 5,814	$ 5,984	$ 6,197	$ 7,923
Net Income	$ 5,814	$ 5,984	$ 6,197	$ 7,712
Net income available to common shareholders	$ 5,075	$ 5,245	$ 5,458	$ 6,974
Net Income Per Common Share (Note 3):				
Before extraordinary loss - Basic	$ 0.42	$ 0.44	$ 0.46	$ 0.60
Basic	$ 0.42	$ 0.44	$ 0.46	$ 0.58
Diluted	$ 0.42	$ 0.44	$ 0.46	$ 0.58

The Company's net income in the fourth quarter of 2001 was impacted by a $1.7 million expense in connection with a lawsuit settlement described in Note 15.

14. COMMITMENTS AND CONTINGENCIES

The Company's current practice is to conduct environmental investigations in connection with property acquisitions. At this time, the Company is not aware of any environmental contamination of any of its facilities which individually or in the aggregate would be material to the Company's overall business, financial condition, or results of operations.

15. LEGAL PROCEEDINGS

A former business associate (the "Plaintiff") of certain officers and directors of the Company, including Robert J. Attea, Kenneth F. Myszka, David L. Rogers and Charles E. Lannon (the "Founding Shareholders"), commenced a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern District of Ohio. The Plaintiff subsequently amended the complaint in the lawsuit alleging breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, breach of duty of good faith, fraud and deceit, and other causes of action including declaratory judgment as to the Plaintiff's continuing interest in the Company. The Plaintiff sought money damages in excess of $15 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which the Plaintiff claimed to have a continuing interest) and an accounting. The amended complaint also added the Founding Shareholders as additional defendants. In April 2000, following trial, the jury rendered a verdict adverse to the Company with respect to the Plaintiff's claims for breach of contract and breach of general partnership/joint venture arrangement and found total compensatory damages in the amount of $6,462,068. The Company filed a post-trial motion for judgment as a matter of law and a motion for a new trial. Although the motion for judgment as a matter of law was denied, the motion for a new trial was granted and a new trial was scheduled. Prior to the commencement of the new trial, the parties agreed to settle the lawsuit and the Company paid $2,359,174 to the Plaintiff in settlement of all claims. In addition, legal fees and related expenses totaling $1,686,000 were paid by the Company in connection with the lawsuit, and $781,000 was paid in connection with its own counterclaim against the Plaintiff. Pursuant to their agreement with the Company to pay certain costs and losses arising from the lawsuit, the Founding Shareholders made payment to the Company in April 2001 of $1,785,000 and in November 2001 by the redemption of 46,528 shares of the Company's common stock owned by them having a market value of approximately $1,360,000. The cost to the Company, after indemnification by the Founding Shareholders, was $1.7 million.

report of independent auditors

The Board of Directors and Shareholders
Sovran Self Storage, Inc.

We have audited the accompanying consolidated balance sheets of Sovran Self Storage, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of Sovran Self Storage, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sovran Self Storage, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Buffalo, New York
January 30, 2002

Nancy Shields
Administrative Assistant



management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included elsewhere in this report.

When used in this discussion and elsewhere in this document, the words "intends," "believes," "expects", "anticipates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933 and in Section 21F of Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the effect of competition from new self-storage facilities, which would cause rents and occupancy rates to decline; the Company's ability to evaluate, finance and integrate acquired businesses into the Company's existing business and operations; the Company's ability to form joint ventures and sell existing properties to those joint ventures; the Company's ability to effectively compete in the industry in which it does business; the Company's existing indebtedness may mature in an unfavorable credit environment, preventing refinancing or forcing refinancing of the indebtedness on terms that are not as favorable as the existing terms; interest rates may fluctuate, impacting costs associated with the Company's outstanding floating rate debt; the Company's ability to successfully implement its Uncle Bob's Flex-a-Space strategy; the Company's cash flow may be insufficient to meet required payments of principal and interest; and tax law changes which may change the taxability of future income.

Significant Accounting Policies And Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the amounts reported in the financial statements and the accompanying notes. On an on-going basis, the Company evaluates its estimates and judgments, including those related to carrying values of storage facilities, bad debts, and contingencies and litigation. The Company bases its estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes its judgment regarding the impairment of the carrying value of its storage facilities is a significant accounting policy. The Company's policy is to assess any impairment of value whenever events or circumstances indicate that the carrying value of the storage facility may not be recoverable. Impairment is evaluated based upon comparing the sum of the expected undiscounted future cash flows to the carrying value of the storage facility, on a property by property basis. If the sum of the undiscounted cash flow is less than the carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of the asset. If cash flow projections are inaccurate and in the future it is determined that storage facility carrying values are not recoverable, impairment charges may be required at that time and could materially affect the Company's operating results and financial position. At December 31, 2001 and 2000, no assets had been determined to be impaired under this policy, and, accordingly, this policy had no impact on the Company's financial position or results of operations.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

The Company recorded rental revenues of $89.1 million for the year ended December 31, 2001, an increase of $0.9 million or 1% when compared to 2000 rental revenues of $88.2 million. Of this, $3.3 million resulted from a 4% increase in revenues at the 217 core properties considered in same store sales. $0.5 million resulted from the acquisition of 8 stores during 2001 and from having the 2000 acquisitions included for a full year of operations. These increases were offset by a $2.9 million decrease from the sale of 7 stores to a joint venture in 2000. Interest and other income increased to $2.3 million in 2001 from $2.1 million in 2000, due to increases in ancillary income from management fees, truck rental and cell towers.

Property operating and real estate tax expense increased $1.5 million or 5% during the period. Of this, $1.4 million resulted from increased expenses at the 217 core properties considered as same stores. $0.7 million was incurred by the facilities acquired in 2001 and from having the 2000 acquisitions included for a full year of operations. These increases were offset by a reduction of $0.6 million from the sale of 7 stores to a joint venture in 2000.

General and administrative expenses increased $2.2 million in 2001. The increase was primarily a result of a $1.7 million expense in connection with a lawsuit settlement – see Note 15 of the financial statements.

In 2001, interest expense decreased to $13.9 million from $17.5 million as a result of significant decreases in interest rates.

Depreciation and amortization expense increased to $15.0 million from $14.3 million, primarily as a result of the additional depreciation taken on the real estate assets acquired in 2001 and a full year of depreciation on 2000 acquisitions.

The Company recorded a $0.1 million loss in 2001 from its ownership interest in two real estate joint ventures.

Earnings before interest, depreciation and amortization, minority interest and extraordinary loss decreased 7.9% from $59.5 million in 2000 to $54.8 million in 2001 as a result of the aforementioned items.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

The Company recorded rental revenues of $88.2 million for the year ended December 31, 2000, an increase of $5.8 million or 7% when compared to 1999 rental revenues of $82.4 million. Of this, $3.2 million resulted from the acquisition of 5 stores during 2000 and from having the 1999 acquisitions included for a full year of operations. The additional $2.6 million increase resulted from increased revenues at the 204 core properties considered in same store sales. For this core group, total revenues increased 3.7%, primarily as the result of rental rate increases. Interest and other income increased to $2.1 million in 2000 from $1.2 million in 1999, due to increases in ancillary income from management fees, truck rental and cell towers. A $2.2 million gain was recorded on the sale of 7 stores to a joint venture that is 45% owned by the Company. In 1999, the Company sold 1 store to an unaffiliated entity resulting in a $0.65 million gain.

Property operating and real estate tax expense increased $2.8 million or 11.4% during the period. Of this, $1 million was incurred by the facilities acquired in 2000 and from having the 1999 acquisitions included for a full year of operations. The remaining $1.8 million increase was incurred in the operation of the 204 core properties, including additional advertising of $1 million related to the Company's Flex-a-Space concept in 2000.

General and administrative expenses increased $0.2 million in 2000. The increase was primarily a result of increased supervisory and accounting costs associated with the operation of an increased number of properties.

In 2000, interest expense increased to $17.5 million from $13.9 million as a result of significant increases in interest rates.

Depreciation and amortization expense increased to $14.3 million from $13.1 million, primarily as a result of the additional depreciation taken on the real estate assets acquired in 2000 and a full year of depreciation on 1999 acquisitions.

The Company recorded a $0.2 million loss in 2000 from its ownership interest in two real estate joint ventures.

Earnings before interest, depreciation and amortization, minority interest and extraordinary loss increased 9.4% from $54.4 million in 1999 to $59.5 million in 2000 as a result of the aforementioned items.

A $0.2 million extraordinary loss was recorded in 2000 when the Company's credit facility and term note were replaced with a new agreement in November 2000.

PRO FORMA YEAR ENDED DECEMBER 31, 2001 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 2000

The following unaudited pro forma information shows the results of operations as though the acquisitions and sales of storage facilities in 2001 and 2000 had all occurred as of the beginning of 2000.

(Dollars in thousands)	Year Ended December 31, 2001	2000
Revenues		
Rental income	$92,175	$89,049
Interest and other income	2,515	1,880
Total revenues	94,690	90,929
Expenses		
Property operations and maintenance	21,238	19,573
Real estate taxes	8,188	7,712
General and administrative	8,076	5,846
Interest	14,543	14,543
Depreciation and amortization	15,536	15,536
Equity in losses of joint ventures	102	177
Total expenses	67,683	63,387
Income before minority interest and extraordinary item	27,007	27,542
Minority interest	(2,473)	(2,611)
Income before extraordinary item	24,534	24,931
Extraordinary loss on extinguishment of debt	-	(211)
Net income	$24,534	$24,720
Series B preferred stock dividend	(2,955)	(2,955)
Net income available to common shareholders	$21,579	$21,765

Total revenues of $94.7 million in 2001 increased by 4.1% over 2000's revenues of $90.9 million, primarily as a result of rate increases at the stores and increases in other income.

Operating expenses and real estate taxes in 2001 were $29.4 million, as compared to $27.3 million in 2000, an increase of 7.7%. The increase was due to increased personnel and property tax costs.

General and administrative costs were determined by the Company's historical costs incurred in the management of properties and increased due to a $1.7 million expense in connection with a lawsuit settlement in 2001.

Interest expense in both years was determined by adjusting the 2001 expense for borrowings made for acquisitions.

Such unaudited pro forma information is based upon the historical consolidated statements of operations of the Company. It should be read in conjunction with the financial statements of the Company and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made. This unaudited pro forma statement does not purport to represent what the actual results of operations of the Company would have been assuming such transactions had been completed as set forth above, nor does it purport to represent the results of operations for future periods.

CAPITAL RESOURCES, UNSECURED LINE OF CREDIT AND TERM NOTE

The Company's unsecured credit facility provides availability up to $150 million, of which $134 million was drawn on December 31, 2001. The facility matures in November 2003 and bears interest at LIBOR plus 1.375%.

In addition to the credit facility, the Company has two unsecured term notes; one in the amount of $30 million due November 2002 bearing interest at LIBOR plus 1.375% and the other in the amount of $75 million bearing interest at LIBOR plus 1.75%. The $75 million note has a maturity date of November 2003, but can be extended through November 2005 at the Company's option.

The credit facility and term notes currently have investment grade ratings from Standard and Poor's (BBB-), Moody's (Baa3), and Fitch (BBB-).

In July 1999 the Company issued 1,200,000 shares of 9.85% Series B Cumulative Redeemable Preferred Stock. The net proceeds of $28.6 million were used to repay a portion of the outstanding balance on the credit facility. The Series B Preferred Stock is currently rated by Standard and Poor's (BB+), Moody's (Ba2) and Fitch (BB+).

In 2001, the Company acquired 66,753 shares of its common stock via the Share Repurchase Program authorized by the Board of Directors in 1998. Through December 31, 2001 the Company has reacquired 839,453 shares pursuant to this program. From time to time, subject to market price and certain loan covenants, the Company expects to continue reacquiring shares.

The Company believes that its internally generated cash flows and borrowing capacity under the credit facility will be sufficient to fund ongoing operations, capital improvements, dividends, and share repurchases for the year 2002. The Company expects to fund its maturing $30 million term note with the availability on its unsecured credit facility and the proceeds received from the sale of 8 properties to Locke Sovran II, LLC (see "Disposition of Properties"). Future growth is expected to be funded through issuance of secured or unsecured term notes, issuance of common or preferred stock, sale of Properties, private placement solicitation of joint venture equity and other sources of capital. The Company's outstanding debt as of December 31, 2001, assuming available extensions, matures as follows: **2002: $30 million; 2003: $134 million; 2005: $75 million.**

ACQUISITION OF PROPERTIES

During 2001 the Company used borrowings pursuant to the line of credit to acquire 3 Properties in Massachusetts and Maine comprising 0.2 million square feet from unaffiliated storage operators. An unaffiliated company also contributed 5 properties to a consolidated joint venture, Locke Sovran II, LLC, in exchange for an ownership interest in that joint venture. These Properties are located in Georgia, Massachusetts, and South Carolina. In 2000, 5 facilities totaling 0.2 million square feet were acquired. At December 31, 2001, the Company owned and/or operated 241 self-storage facilities in 21 states. Of these facilities, 11 are managed by the Company for Locke Sovran I, LLC, an unconsolidated joint venture.

Tami Burbules
Human Resources



FUTURE ACQUISITION AND DEVELOPMENT PLANS

The Company's external growth strategy is to increase the number of facilities it owns by acquiring suitable facilities in markets in which it already has operations, or to expand in new markets by acquiring several facilities at once in those new markets.

At December 31, 2001, the Company had no contracts to acquire additional properties. The Company's consolidated joint venture, Locke Sovran II, LLC had 12 properties under contract at December 31, 2001. All of these properties were purchased by Locke Sovran II, LLC in February 2002 for $25.9 million.

The Company also intends to expand and enhance certain of its existing facilities by building additional storage buildings on presently vacant land and by installing climate control and enhanced security systems at selected sites.

DISPOSITION OF PROPERTIES

During 2001, the Company sold 8 Properties for approximately $24.5 million to Locke Sovran II, LLC. Because Locke Sovran II, LLC is a consolidated joint venture, no gain was recognized on the sale.

In 2000, the Company sold 7 Properties for approximately $20 million, recognizing a gain of $2.1 million. The gain recognized represents the proportion of the total gain not related to the Company's ongoing ownership interest. The Properties were sold to a joint venture in which the Company retained a 45% interest and whose properties the Company will manage for an ongoing fee. The Company invested $5 million of the proceeds to fund its 45% interest in the venture and received a short-term promissory note of approximately $15 million. The note was repaid in 2001 and the Company used the proceeds to pay down its outstanding line of credit, freeing up working capital for acquisitions and expansions done in 2001.

The Company may seek to sell additional Properties to similar joint venture programs in 2002.

Melissa Loper
Account Representative



INVESTMENT IN JOINT VENTURES

Investment in joint ventures includes an ownership interest in Locke Sovran I, LLC, which operates 11 self storage facilities throughout the United States, and an ownership interest in Iskalo Office Holdings, LLC, which owns the building that houses the Company's headquarters and other tenants.

In December 2000, the Company contributed 7 self-storage properties to Locke Sovran I, LLC with a fair market value of $19.8 million, in exchange for a $15 million 1 year note receivable bearing interest at LIBOR plus 1.75% that was repaid in 2001, and a 45% interest in Locke Sovran I, LLC. For the year ended December 31, 2001, the Company's share of Locke Sovran I, LLC's income was $163,000, which is recorded as equity in losses of joint ventures on the consolidated statements of income.

The Company also has a 49% ownership interest in Iskalo Office Holdings, LLC at December 31, 2001. The majority of the $800,000 investment relates to interest bearing loans made by the Company to the joint venture. For the year ended December 31, 2001, the Company's share of Iskalo Office Holdings, LLC's loss was $305,000. The Company paid rent to Iskalo Office Holdings, LLC of $225,000 and $164,000 in 2001 and 2000, respectively.

A summary of the unconsolidated joint ventures financial statements as of and for the year ended December 31, 2001 is as follows:

(dollars in thousands)	Locke Sovran I, LLC	Iskalo Office Holdings, LLC
Balance Sheet Data		
Investment in storage facilities, net	$ 40,426	$ -
Investment in office building	-	6,341
Other assets	1,957	160
Total Assets	$ 42,383	$ 6,501
Due to the Company	$ 679	$ 800
Mortgage payable	30,500	6,440
Other liabilities	555	167
Total Liabilities	31,734	7,407
Unaffiliated partners' equity (deficiency)	5,465	(482)
Company equity (deficiency)	5,184	(424)
Total Liabilities and Partners' Equity (Deficiency)	$ 42,383	$ 6,501
Income Statement Data		
Total revenue	$ 5,511	$ 474
Total expenses	5,150	1,097
Net income (loss)	$ 361	$ (623)

The Company does not guarantee the debt of either joint venture.

REIT QUALIFICATION AND DISTRIBUTION REQUIREMENTS

As a REIT, the Company is not required to pay federal income tax on income that it distributes to its shareholders, provided that the amount distributed is equal to at least 90% of taxable income. These distributions must be made in the year to which they relate, or in the following year if declared before the Company files its federal income tax return, and if it is paid before the first regular dividend of the following year. The first distribution of 2002 may be applied toward the Company's 2001 distribution requirement.

As a REIT, the Company must derive at least 95% of its total gross income from income related to real property, interest and dividends. In 2001, the Company's percentage of revenue from such sources exceeded 97%, thereby passing the 95% test, and no special measures are expected to be required to enable the Company to maintain its REIT designation.

INTEREST RATE RISK

At December 31, 2001, the Company has three outstanding interest rate swap agreements. The first, entered in March 2001, effectively fixes the LIBOR base rate at 5.36% through November 2005 on $50 million notional amount. The second, entered in September 2001, effectively fixes the LIBOR base rate at

4.485% through October 2006 on another $50 million notional amount. The third, also entered in September 2001, effectively fixes the LIBOR base rate at 4.805% through September 2008 on $30 million notional amount. The Company has an unsecured credit facility in place through November 2003 enabling the Company to borrow funds at rates of LIBOR plus 1.375% and 1.75%. Accordingly, as a result of the above described interest rate swap agreements, the Company has fixed its interest rate through November 2003 on $50 million at 6.735%, on another $50 million at 5.86%, and on $30 million at 6.555%. Upon renewal or replacement of the credit facility, the Company's total interest may change dependent on the terms it negotiates with its lenders; however, the LIBOR base rates have been contractually fixed on $130 million of the Company's debt through the interest rate swap termination dates.

Because all but $130 million of the Company's outstanding debt of $241 million is on a floating rate basis, changes in short term interest rates could have a significant impact on the Company's earnings and funds from operations. Should the Company enter into further rate swap agreements, earnings could be negatively affected, as short-term rates are presently significantly below the five and seven year cost of funds.

Based upon the Company's indebtedness at December 31, 2001, and taking the interest rate swap agreements into account, a 1% increase in interest rates would result in an increase to interest expense of approximately $1.1 million.

INFLATION

Roseann Tucker
Administrative Assistant


Uncle Bob's
self storage
Uncle Bob's
self storage

The Company does not believe that inflation has had or will have a direct effect on its operations. Substantially all of the leases at the facilities allow for monthly rent increases, which provide the Company with the opportunity to achieve increases in rental income as each lease matures.

SEASONALITY

The Company's revenues typically have been higher in the third and fourth quarter, primarily because the Company increases its rental rates on most of its storage units at the beginning of May and because self-storage facilities tend to experience greater occupancy during the late spring, summer and early fall months due to the greater incidence of residential moves during these periods. However, the Company believes that its tenant mix, diverse geographic locations, rental structure and expense structure provide adequate protection against undue fluctuations in cash flows and net revenues during off-peak seasons. Thus, the Company does not expect seasonality to affect materially distributions to shareholders.

RECENT ACCOUNTING PRONOUNCEMENT

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and those to be disposed of by sale. The Company must adopt this standard in 2002. The Company does not expect the adoption of this standard to have a material effect on its results of operations and financial condition.

officers & directors

Robert Attea
(also Director)
Chairman of the Board and
Chief Executive Officer

Kenneth F. Myszka
(also Director)
President and
Chief Operating Officer

David Rogers
Chief Financial Officer

John E. Burns, CPA
President
Altus Capital, L.L.C.

Michael A. Elia
President and
Chief Executive Officer
Sevenson Environmental
Services, Inc.

Anthony P. Gammie
Chairman of the Board
Bowater Incorporated
(retired)

Charles E. Lannon
President
Strategic Capital, Inc.

information

Exchange: New York Stock Exchange
Listing Symbol: SSS
Average Daily Volume: 32,876

The following table sets forth the high and low sales prices of the common stock:

2001	High	Low
1st	24.5000	19.5600
2nd	27.8000	22.3000
3rd	27.7500	24.6500
4th	31.6000	26.5000

2000	High	Low
1st	20.2500	17.9375
2nd	21.8750	18.8750
3rd	23.0000	18.6250
4th	21.0000	17.8750

Annual Meeting
May 16, 2002
The Mansion on Delaware Avenue
414 Delaware Avenue
Buffalo, New York 14202
11:00 a.m. (e.d.t.)

Form 10-K Report
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities Exchange Commission, will be furnished to shareholders without charge upon written request.

Investor Relations
Diane M. Piegza
(716) 633-1850
www.sovranss.com

Corporate Headquarters
6467 Main Street
Buffalo, New York 14221
(716) 633-1850

Independent Auditors
Ernst & Young LLP
1400 Key Tower
Buffalo, New York 14202

Registrar and Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
(718) 921-8200

Corporate Counsel
Phillips, Lytle, Hitchcock,
Blaine & Huber LLP
3400 HSBC Center
Buffalo, New York 14203

As of December 31, 2001, there were approximately 871 shareholders of record of the common stock, and 27 shareholders of record of the Series B preferred stock.

Sovran Self Storage, Inc.

6467 Main Street
Buffalo, New York 14221
(716) 633-1850

www.sovranss.com
www.unclebobs.com


Uncle Bob's self storage
Uncle Bob's self storage